SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

5th May 2006

APRIL 2006 TRAFFIC

•	Passenger: sharp increase in both traffic (up 10.0%) and load factor (up 3.9 points to 83.1%)

Passenger operations

In April, Air France-KLM posted an excellent performance both in terms of activity levels and unit revenue, reflecting the continued strength in traffic, particularly in the premium segment.

Traffic increased sharply: up 10.0% on 4.8% higher capacity. The load factor gained 3.9 points to reach the record level for an month of April of 83.1%. The number of passengers was 6.2 million, up 7.3%.

All sectors posted improving load factors:

•	On the Americas, the load factor gained 5.6 points to reach the high level of 89.6%, as traffic increased by 9.9% on 3.1% higher capacity.

•	Asian routes also recorded a strong performance with load factor improving by 2.9 points to 87.7%, as rose up 14.9% on 11.1% higher capacity.

•	On the Africa & Middle-East network, activity remained buoyant with traffic up 13.8%. As capacity increased by 9.7%, the load factor gained 2.8 points to reach 78.2%.

•	The activity on the Caribbean & Indian Ocean sector improved markedly compared to the previous month with traffic increasing slightly (up 1.0%) on 1.8% lower capacity. The load factor improved by 2.3 points to 83.6%.

•	Activity on the European network was particularly buoyant with traffic increasing by 8.1% on 2.6% higher capacity. The load factor reached 73.4%, up 3.8 points.

Cargo operations

In April, the cargo traffic increased by 1.1% on 2.1% higher capacity. The cargo load factor stood at 67.5% (down 0.6 points).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	April			Cumulative
Total Group	2006	2005	%	2005-06	2004-05%
Passengers carried (000s)	6,197	5,777	7.3%	6,197	5,777	7.3%
Revenue pax-kilometers (RPK)	16,494	15,001	10.0%	16,494	15,001	10.0%
Available seat-kilometers (ASK)	19,860	18,941	4.8%	19,860	18,941	4.8%
Load factor (%)	83.1%	79.2%	3.9	83.1%	79.2%	3.9

Europe (including France)
Passengers carried (000s)	4,362	4,132	5.6%	4,362	4,132	5.6%
Revenue pax-kilometers (RPK)	3,427	3,170	8.1%	3,427	3,170	8.1%
Available seat-kilometers (ASK)	4,667	4,550	2.6%	4,667	4,550	2.6%
Load factor (%)	73.4%	69.7%	3.8	73.4%	69.7%	3.8

America (North and South)
Passengers carried (000s)	709	641	10.6%	709	641	10.6%
Revenue pax-kilometers (RPK)	5,215	4,744	9.9%	5,215	4,744	9.9%
Available seat-kilometers (ASK)	5,821	5,647	3.1%	5,821	5,647	3.1%
Load factor (%)	89.6%	84.0%	5.6	89.6%	84.0%	5.6

Asia / Pacific
Passengers carried (000s)	422	360	17.2%	422	360	17.2%
Revenue pax-kilometers (RPK)	3,671	3,194	14.9%	3,671	3,194	14.9%
Available seat-kilometers (ASK)	4,185	3,766	11.1%	4,185	3,766	11.1%
Load factor (%)	87.7%	84.8%	2.9	87.7%	84.8%	2.9

Africa / Middle East
Passengers carried (000s)	429	377	13.8%	429	377	13.8%
Revenue pax-kilometers (RPK)	2,220	1,952	13.8%	2,220	1,952	13.8%
Available seat-kilometers (ASK)	2,840	2,589	9.7%	2,840	2,589	9.7%
Load factor (%)	78.2%	75.4%	2.8	78.2%	75.4%	2.8

Caribbean / Indian Ocean
Passengers carried (000s)	275	266	3.3%	275	266	3.3%
Revenue pax-kilometers (RPK)	1,961	1,941	1.0%	1,961	1,941	1.0%
Available seat-kilometers (ASK)	2,346	2,389	(1.8)%	2,346	2,389	(1.8)%
Load factor (%)	83.6%	81.3%	2.3	83.6%	81.3%	2.3

Cargo operations (in millions)

	April			Cumulative
Total Group	2006	2005	%	2005-06	2004-05%
Revenue tonne-km (RTK)	918	908	1.1%	918	908	1.1%
Available tonne-km (ATK)	1,361	1,333	2.1%	1,361	1,333	2.1%
Load factor (%)	67.5%	68.1%	(0.6)	67.5%	68.1%	(0.6)

Europe (including France)
Revenue tonne-km (RTK)	7	8	(11.7)%	7	8	(11.7)%
Available tonne-km (ATK)	47	47	(1.7)%	47	47	(1.7)%
Load factor (%)	14.5%	16.2%	(1.6)	14.5%	16.2%	(1.6)

America (North & South)
Revenue tonne-km (RTK)	294	311	(5.6)%	294	311	(5.6)%
Available tonne-km (ATK)	434	455	(4.7)%	434	455	(4.7)%
Load factor (%)	67.7%	68.3%	(0.6)	67.7%	68.3%	(0.6)

Asia / Pacific
Revenue tonne-km (RTK)	469	456	2.8%	469	456	2.8%
Available tonne-km (ATK)	647	610	6.2%	647	610	6.2%
Load factor (%)	72.4%	74.8%	(2.4)	72.4%	74.8%	(2.4)

Africa / Middle East
Revenue tonne-km (RTK)	94	77	21.4%	94	77	21.4%
Available tonne-km (ATK)	147	126	17.1%	147	126	17.1%
Load factor (%)	63.8%	61.5%	2.3	63.8%	61.5%	2.3

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	55	56	(1.3)%	55	56	(1.3)%
Available tonne-km (ATK)	85	95	(10.0)%	85	95	(10.0)%
Load factor (%)	64.7%	59.0%	5.7	64.7%	59.0%	5.7

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 5, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations